

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 26, 2010

Ms. Patricia Chou
Chief Financial Officer
Actions Semiconductor Co., Ltd.
15-1, No. 1, HIT Road
Tangjia, Zhuhai, Guandong, 519085
The People's Republic of China

Re: **Actions Semiconductor Co., Ltd.**
       Form 20-F for the fiscal year ended December 31, 2008
       Filed on April 17, 2009
       File No. 000-51604

Dear Ms. Chou:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief